Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April [ ], 2020

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Kayne Anderson Renewable Infrastructure Fund S000068511

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on March 30, 2020, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 71 to its registration statement. PEA No. 71 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on February 14, 2020, for the purposes of registering a new series of the Trust, the Kayne Anderson Renewable Infrastructure Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined, and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 71.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

GENERAL

1.	Staff Comment: In compliance with Rule 313 of Regulation S-T, please update the series and class identifiers for the Trust in EDGAR to reflect the ticker symbols for each class of the Fund.

Response: The Trust responds by representing that it will update EDGAR with the ticker symbols for each class of the Fund once those tickers have been determined.

2.
Staff Comment: Since the prospectus indicates that Class A shares and Class C shares will not be available for purchase upon effectiveness of the registration statement, consider whether Class A shares and Class C shares should be not be registered at this time. Instead, to the extent those classes of shares are intended to be available for purchase in the future, a separate preliminary registration statement under Rule 485(a) under the Securities Act could be submitted to register those classes of shares.

Response: The Trust is not aware of any rule or regulation that prevents the Trust from registering classes of shares that will not be immediately available for purchase upon effectiveness of the registration statement. The Adviser has considered the Fund’s class structure and has determined that registering Class A shares and Class I shares is administratively efficient. The Fund will not be registering Class C shares. The Trust responds by supplementally representing that, to the extent material changes are made to the structure or disclosure related to a share class that is registered but not yet offered for purchase, it will submit another filing under Rule 485(a) of the Securities Act for review by the Staff.

PROSPECTUS

Summary Section - Fees and Expenses of the Fund

3.
Staff Comment: The Staff notes the Fund’s Statement of Additional Information (“SAI”) includes investments in other investment companies. If acquired fund fees and expenses (“AFFE”) exceeds more than 0.01% of the Fund’s average net assets, please include a separate caption to the Fees and Expenses of the Fund table. If not, please supplementally represent that AFFE will not exceed 0.01% of the Fund’s average net assets.

Response: The Trust responds by confirming supplementally that the Trust expects AFFE to be less than or equal to 0.01% in the Fund’s first year of operations, and will include AFFE, if any, in the calculation of “Other Expenses.”

4.
Staff Comment: The Staff notes an operating expense limitation agreement was not included as an exhibit to this filing. Please confirm supplementally that an operating expense limitation agreement will be filed as an exhibit.

Response: The Trust confirms supplementally that an operating expense limitation agreement will be filed as an exhibit.

5.
Staff Comment: Please revise footnote 3 to the Fees and Expenses of the Fund table to clarify that recoupment is permitted on if the Fund will not exceed the lesser of the Expense Cap: (i) in effect at the time of the waiver or reimbursement, or (ii) in effect at the time of recoupment, “after recoupment has been taken into account”.

Response: The Trust responds by making the suggested revision as follows:

“The Adviser may request recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date they were waived or reimbursed, provided that, after recoupment has been taken into account, the Fund is able to make the recoupment without exceeding the lesser of the Expense Cap: (i) in effect at the time of the waiver or reimbursement, or (ii) in effect at the time of recoupment.”

Summary Section - Principal Investment Strategies

6.	Staff Comment: With respect to the characterization and liquidity of assets in the Fund’s portfolio:

a)
Please explain how the Fund will comply with the liquidity requirements applicable to open end funds under the Investment Company Act of 1940, as amended, (the “1940 Act”). In your explanation, please discuss whether any investments that the Fund considers “liquid” were previously characterized as illiquid, restricted class as Level 3 assets (as that term is defined in Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, issued by the Financial Accounting Standards Board). If so, please identify those investments and provide the basis for such recharacterization.

b)	Please confirm supplementally the Fund has completed, or will complete, a liquidity risk assessment consistent with Rule 22e-4 under the 1940 Act.

c)	Will the Fund need to change its portfolio to comply with Rule 22e-4? If so, in what ways?

Response: The Trust responds as follows:

a)	The Trust confirms that the Fund will comply with Rule 22e-4 in accordance with the Trust’s liquidity risk management program (“LRMP”). In preparing for the Predecessor Partnership’s (as the term is defined in the registration statement) conversion to the Fund, Kayne Anderson Fund Advisors, LLC (the “Adviser”) analyzed the Predecessor Partnership’s current portfolio to determine how each investment held in the portfolio would be characterized for purposes of Rule 22e-4. The Adviser has determined that the portfolio is primarily Highly Liquid (100% “Highly Liquid”, 0% “Moderately Liquid” and 0% “Less Liquid”). Additionally, none of the Highly Liquid investments had previously been characterized as illiquid or restricted, and none were previously characterized as a Level 3 asset.

b)	The Trust supplementally confirms the Fund will complete a liquidity risk assessment consistent with the requirements of Rule 22e-4 prior to the conversion of the Predecessor Partnership to the Fund.

c)	The Trust supplementally confirms that the Adviser has concluded that the Fund will not need to change its portfolio in order to comply with Rule 22e-4.

7.	Staff Comment: Please add disclosure to the Summary Section specifically addressing the Fund’s strategy to concentrate in the renewable energy infrastructure industry.

Response: The Trust responds by adding the following disclosure:

“In addition, the Fund has a policy of concentrating its investments in the renewable energy industry.”

8.
Staff Comment: The Staff notes the second paragraph under the Principal Investment Strategies section discusses the universe of companies in which the Fund may invest, including companies that “are investing the majority of their growth capital into renewable infrastructure assets with the intention of renewable infrastructure becoming a significant part of their business.” In Item 9, please clarify how the Adviser makes this determination in light of the selection tools identified in the Summary Section.

Response: The Trust responds by adding the following disclosure to Item 9 of the Prospectus:

“The Adviser periodically reviews the growth capital spending plans of companies to ensure that the majority of spending is allocated to their renewable infrastructure business. Company disclosures about their strategy and vision provide information to determine the extent to which the company is likely to focus on renewable infrastructure as its primary growth strategy over the long-term. Companies that meet these requirements, among others, are considered to be part of the investment universe for the Fund.”

9.
Staff Comment: If the Fund will be investing in initial public offerings as a principal investment strategy, please state more clearly rather than “from time to time”. If not, please delete the reference.

Response: The Trust responds by revising the applicable disclosure as follows:

“~~From time to time, t~~The Fund may also invest in shares of companies through “new issues” or initial public offerings (“IPOs”).”

10.
Staff Comment: With respect to investments in derivatives, the Principal Investment Strategies section notes the Fund may invest in options and options on futures. However, the corresponding risk disclosure refers to other types of derivatives. Please identify each of those instruments in both Item 4 and Item 9 or revise the applicable risk factors to discuss only options and options on futures.

Response: The Trust responds by supplementally stating that the Adviser has determined that options will not be a principal investment strategy of the Fund and has removed all applicable strategy and risk disclosure. Please also see the Trust’s responses to Comments 20, 23 and 25 below.

11.	Staff Comment: If investments in derivatives will be included in the Fund’s 80% test, please state how those investments will be measured (e.g., notional value).

Response: The Trust responds by supplementally stating that derivatives will be included in the Fund’s 80% test and will be measured at the instrument’s market value.

12.
Staff Comment: In an appropriate place, please state how the Fund will define non-US markets as “emerging markets”. Please also state the factors the Adviser uses to consider/determine whether the Fund will invest in emerging market issuers.

Response: The Trust responds by adding the following disclosure to the summary section:

“The Adviser considers emerging markets to be countries outside of the Organisation for Economic Co-operation and Development (“OECD”) member group.

The Trust further responds by adding the following disclosure to the Item 9:

“The Adviser considers emerging markets to be countries outside of the OECD member group. These countries typically have lower levels of economic and market development compared to OECD members. Countries widely considered to be emerging markets include Brazil, India and China. The Adviser evaluates investments in Renewable Infrastructure Companies in emerging markets the same way as companies in developed markets, but a higher potential return is expected from emerging market investments to compensate for the higher risks associated with emerging market countries.”

13.
Staff Comment: If the Fund will invest in unsponsored depositary receipts, please add specific risk disclosure in Item 4 and Item 9. The Staff notes the Statement of Additional Information (“SAI”) includes references to both sponsored and unsponsored depositary receipts.

Response: The Trust responds by adding the following risk disclosure to Item 4 and Item 9:

“Issuers of unsponsored ADRs are not contractually obligated to disclose material information in the U.S., so there may not be a correlation between such information and the market value of the unsponsored ADR.”

14.	Staff Comment: In addition to the statement referring to Rule 144A under the Securities Act, please include a practical description of the types of Rule 144A securities the Fund is likely to hold.

Response: The Trust responds by revising the disclosure as follows:

“The Fund may invest in securities that are illiquid, thinly traded or subject to special resale restrictions, such as those imposed by Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Rule 144A securities in which the Fund may invest include corporate bonds, broadly syndicated bank loans and unregistered equity securities acquired via a private placement.”

15.	Staff Comment: Please revise the definition of “non-diversified” to state that a high percentage of the Fund’s assets will be invested in a limited number of issuers of securities.

Response: The Trust responds by making the requested revision.

16.
Staff Comment: Please explain what is meant by “limiting its investment in entities taxed as qualified publicly traded partnerships to 25%.” Alternatively, provide the types of holdings that are subject to the 25% limitation. Please also identify the value to which the 25% refers (i.e., 25% of the Fund’s net assets).

Response: The Trust responds by removing this disclosure as qualified publicly traded partnerships are not a principal investment strategy.

17.
Staff Comment: In the discussion of the Fund’s distribution policy, please include in greater detail the consequences of return of capital. For example, that a shareholder’s cost basis will be reduced so that a shareholder may be required to pay capital gains even if the sales price is less than the purchase price.

Response: The Trust responds by adding the following disclosure:

“If the Fund’s distributions include return of capital, a shareholder’s cost basis will be reduced so that a shareholder may be required to pay capital gains even if the sales price is less than the purchase price.”

18.	Staff Comment: Please delete the last two paragraphs under the Principal Investment Strategies section, as they are duplicative of disclosure already included in this section.

Response: The Trust responds by making the requested revision.

Summary Section - Principal Risks

19.
Staff Comment: Significant market events have occurred following the filing of this PEA, due to the COVID-19 pandemic. Please revise your disclosure, based on how this pandemic has affected both debt and equity markets. If not, please supplementally explain why no additional disclosure is necessary.

Response: The Trust responds by adding the following risk disclosure to both Item 4 and Item 9:

“Market Risk. The values of, and/or the income generated by, securities held by a Fund may decline due to general market conditions or other factors, including those directly involving the issuers of such securities. Securities markets are volatile and may decline significantly in response to adverse issuer, regulatory, political, or economic developments. Different sectors of the market and different security types may react differently to such developments. Political, geopolitical, natural and other events, including war, terrorism, trade disputes, government shutdowns, market closures, natural and environmental disasters, epidemics, pandemics and other public health crises and related events have led, and in the future may lead, to economic uncertainty, decreased economic activity, increased market volatility and other disruptive effects on U.S. and global economies and markets. Such events may have significant adverse direct or indirect effects on a Fund and its investments. In addition, economies and financial markets throughout the world are becoming increasingly interconnected, which increases the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions.”

20.
Staff Comment: Please reconcile the principal risks between Items 4 and 9. Should be the same with expanded discussion in Item 9. The Staff notes that Operational Disruption Risk, Interest Rate Risk and Foreign Currency Hedging Risk are only in Item 9.

Response: The Trust responds by adding the following risk disclosure to the summary section:

“Interest Rate Risk. General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on the Fund’s investments and investment opportunities and, accordingly, may have a material adverse effect on the Fund’s rate of return on invested capital and our net asset value.”

“Foreign Currency Hedging Risk. The Adviser also may hedge against currency risk resulting from investing in securities outside of the U.S. valued in non-U.S. currencies. If the Adviser’s forecast of exchange rate movements is incorrect, the Fund may realize losses on their foreign currency transactions. In addition, the Fund’s hedging transactions may prevent the Funds from realizing the benefits of a favorable change in the value of foreign currencies.”

The Trust further responds by noting that “Operational Disruption Risk” is an expansion of the risk factor “Renewable Infrastructure Company Risk.” Accordingly, no additional disclosure has been added to the summary section.

21.	Staff Comment: Please revise the risk factor titled “Non-Diversified Fund Risk,” as it does not discuss the risks posed to investors.

Response: The Trust responds by revising “Non-Diversified Fund Risk” as follows:

“Non-Diversified Fund Risk. The Fund is a non-diversified, investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Because the Fund is non-diversified, it will invest a greater percentage of its assets in the securities of a limited number of issuers. As a result, a decline in the value of an investment in a single issuer could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio. ~~Although the Fund may invest a relatively high percentage of its assets in a limited number of issuers, in order to qualify as a RIC for federal income tax purposes, the Fund must diversify its holdings so that, at the end of each quarter of each taxable year (i) at least 50% of the value of its total assets is represented by cash and cash items, U.S. government securities, the securities of other RICs and other securities, with such other securities limited for purposes of such calculation, in respect of any one issuer, to an amount not greater than 5% of the value of its total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. government securities or the securities of other RICs), the securities (other than the securities of other RICs) of any two or more issuers that it controls and that are determined to be engaged in the same business or similar or related trades or businesses, or the securities of one or more qualified publicly-traded partnerships.~~”

22.
Staff Comment: Please include disclosure to the Principal Investment Strategies section to discuss investments in small- and mid-cap companies. In addition, please include the market capitalization ranges for each. If investments in small- and mid-cap companies are not principal investment strategies of the Fund, please remove the risk factor labeled “Small- and Mid-Capitalization Company Risk”.

Response: The Trust responds by removing the risk factor labeled “Small- and Mid-Capitalization Company Risk”.

23.	Staff Comment: In the risk factor “Options Risk” please expressly state that the resulting losses may be greater than the amount invested.

Response: The Trust responds by removing the Options Risk disclosure from the Prospectus as the Adviser has determined options will not be a principal investment strategy of the Fund. The Trust further responds by confirming that it has removed options from the principal investment strategies section.

24.	Staff Comment: Please add corresponding principal investment strategy disclosure discussing covered call options or remove the reference to covered call options in the “Options Risk” risk factor.

Response: The Trust responds by removing the reference to covered call options in the “Options Risk” risk factor. See the Trust’s response to Staff Comment 23 above.

25.
Staff Comment: The Staff notes the disclosure included in “Other Risk Management Strategies” discusses the other risk management strategies, but not the associated risks. Please move the included disclosure to the strategy section and then add risk factors describing the associated risks.

Response: The Trust responds by making the requested revision and adding “Foreign Currency Hedging Risk” risk factor as outlined in the response to Comment 20 above.

Summary Section - Performance

26.
Staff Comment: In your response letter, supplementally identify the legal authority upon which the Fund relies to present the Predecessor Partnership performance as the Fund performance. In your response please address the following:

a)	Describe the background of Predecessor Partnership, including information about when and why the Predecessor Partnership was created.

b)	Explain why the Predecessor Partnership was chosen to be registered, and if any other materially similar accounts had lower performance than the account.

c)
Clarify the relationship between the affiliate of the Adviser that managed the Predecessor Partnership and the affiliate of the Adviser that currently manages accounts materially equivalent to the Fund, and will continue to manage similar accounts in the future. If the entities are the same, please state as such.

d)	Explain more fully why the Predecessor Partnership could not have complied with Sub-chapter M of the Internal Revenue Code (the “Code”).

Response: The Trust responds by supplementally stating that the Fund is relying on the no- action letter issued to MassMutual Institutional Funds (Pub. Avail. Sept. 28, 1995 (the “MassMutual Letter”). The Trust represents that the Fund is managed in a manner that is in all material respects equivalent to the management of the Predecessor Partnership, that the Predecessor Partnership was formed for purposes unrelated to establishing a track record, and that substantially all of the Predecessor Partnership’s assets will be transferring to the Fund.

The Trust further responds by representing:

a)
The Predecessor Partnership was formed on October 1, 2017, to serve as a pooled investment vehicle for accredited investors. At the time the Predecessor Partnership was created, it was believed that an unregistered product was the best structure because, in the Adviser’s view, the investment opportunity was in its early stages and not yet appropriate for retail investors.

b)
The Predecessor Partnership was chosen to be registered as the Adviser believes market demand is increasing for such a product and that shareholders will benefit. The Adviser anticipates that offering the Predecessor Partnership as a registered fund will grow assets, in turn reducing the fees of the Fund. Additionally, the Fund will offer greater liquidity for shareholders. No other materially similar account existed prior to April 1, 2020.

c)	The adviser that managed the Predecessor Partnership is the sole member and manager of the Adviser and is the same entity that currently manages accounts materially equivalent to the Fund.

d)	Based on information provided by the Predecessor Partnership, the Predecessor Partnership, although not required to, likely would have been able to comply with Subchapter M of the Code.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings - Principal Risks of Investing in the Fund

27.	Staff Comment: Please define “ITCs”.

Response: The Trust responds by defining “ITCs” as “investment tax credits (“ITCs”)”.

28.
Staff Comment: The Staff notes disclosure included in the paragraph “Increasing Competition/Market Change Risks” within the risk factor “Renewable Infrastructure Company Risk” includes a significant amount of industry jargon. To the extent possible, please replace industry jargon, for example “long-term offtake agreement” and “uncontracted output”, with common terms using Plain English.

Response: The Trust responds by replacing the paragraph in question with the following:

“Increasing Competition/Market Change Risks. A significant portion of the electric power generation and transmission capacity sold by renewable infrastructure assets is sold under long-term agreements with public utilities, industrial or commercial end-users or governmental entities. These agreements generally allow the owner of the renewable infrastructure asset to sell power at an agreed upon fixed price over the course of the contract. If, for any reason, any of the purchasers of power or transmission capacity under these agreements are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, the assets, liabilities, business, financial condition, results of operations and cash flow of Renewable Infrastructure Companies could be materially and adversely affected. Furthermore, to the extent any renewable infrastructure assets’ power or transmission capacity purchasers are controlled by governmental entities, their facilities may be subject to sovereign risk or legislative or other political action that may impair their contractual performance. The power generation industry is characterized by intense competition and electric generation assets encounter competition from utilities, industrial companies and other independent power producers, which may impact the ability of Renewable Infrastructure Companies to replace an expiring or terminated agreement with an agreement on equivalent terms and conditions, including at prices that permit operation of the related facility on a profitable basis. If Renewable Infrastructure Companies are unable to replace an expiring or terminated agreement to sell electricity at an acceptable price, the affected facility may temporarily or permanently cease operations.”

29.
Staff Comment: The Staff notes that the risk factor “Preferred Stock Risk” includes the disclosure that “Preferred stock may also be convertible into the common stock of the issuer.” If convertible preferred stock is a principal investment strategy for the Fund, please add disclosure to Item 4 and Item 9. Otherwise, delete the reference in the risk factor. Please also remove, if applicable, the disclosure that “The Fund may invest in preferred stock with any or no credit rating”.

Response: The Trust responds by removing the applicable disclosure as convertible preferred stock is not a principal investment strategy for the Fund.

30.
Staff Comment: The risk factor “Options Risk” states the Fund will close out options trades approximately one year after the date in which the trades are entered and enter new options trades. Please add applicable risk disclosure to Item 9 or revise the risk factor.

Response: The Trust responds by supplementally stating that the Adviser has determined that options will not be a principal investment strategy of the Fund and has removed all applicable strategy and risk disclosure.

31.
Staff Comment: The risk factor “Interest Rate Risk” is only include in Item 9. Please also add “Interest Rate Risk” to Item 4. In addition, the Staff further notes that the risk factor includes disclosure that “The Fund may invest in debt securities with variable interest rates that reset periodically based on benchmarks such as the prime rate[.]” If floating rate loans and other instruments are principal, please disclose in both item 4 and 9. If not, please delete or revise Item 9 as appropriate.

Response: The Trust responds by adding “Interest Rate Risk” to Item 4 as discussed in the response to Comment 20 above. The Trust further responds by revising “Interest Rate Risk” risk factor in Item 9 as follows:

“Interest Rate Risk. General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on the Fund’s investments and investment opportunities and, accordingly, may have a material adverse effect on the Fund’s rate of return on invested capital and our net asset value. Debt securities, and equity securities that pay dividends and distributions, have the potential to decline in value, sometimes dramatically, if interest rates rise or are expected to rise. In general, the values or prices of debt securities vary inversely with interest rates. Generally, debt securities with longer maturities are subject to greater price volatility from changes in interest rates. ~~The Fund may invest in debt securities with variable interest rates that reset periodically based on benchmarks such and the prime rate, so an increase in interest rates from their historically low present levels may make it more difficult for companies to service their obligations under the debt investments that the Fund may hold.~~”

Management of the Fund - Investment Adviser

32.
Staff Comment: The disclosure under the subsection “The Adviser” predominantly describes an affiliate of the Adviser and not the Adviser. Please revise the disclosure to draw a clearer distinction between the Adviser and the Affiliate of the Adviser that has more name recognition.

Response: The Trust responds by revising the disclosure as follows:

“The Fund has entered into an investment advisory agreement (“Advisory Agreement”) with Kayne Anderson Fund Advisors, LLC, located at 811 Main Street, 14th Floor, Houston, Texas, 77002. The Adviser, a wholly-

owned affiliate of Kayne Anderson Capital Advisors, LP (“KACALP”), was formed in December 2019 to serve as adviser to the Fund and future registered products including other open-end funds. KACALP, founded in 1984, is a leading alternative investment management firm focused on energy, infrastructure, real estate, credit, and growth equity. KACALP’s investment philosophy is to pursue niches, with an emphasis on cash flow, where our knowledge and sourcing advantages enable us to deliver above average, risk-adjusted investment returns. As responsible stewards of capital, KACALP’s philosophy extends to promoting responsible investment practices and sustainable business practices to create long-term value for our investors. As of December 31, 2019, KACALP manages over $31 billion in assets for institutional investors, family offices, high net worth and retail clients and employs 380 professionals in five offices across the U.S. The Adviser has been an SEC-registered investment adviser since December 2019.”

Management of the Fund - Portfolio Managers

33.
Staff Comment: The Staff notes the biographies for each Portfolio Manager discusses each individual’s work history with Kayne Anderson Capital Advisors, LP and not the Adviser. Please revise the narrative for each portfolio manager to avoid giving the impression that each person’s expertise was obtained at the Adviser.

Response: The Trust responds by first redefining Kayne Anderson Capital Advisors, LP as “KACALP” and thereafter revising the applicable disclosure as follows:

“J.C. Frey is a co-managing partner and co-founder of KACALP’s energy and infrastructure marketable securities activities. Mr. Frey joined KACALP in 1997 and has held various positions including research analyst, co-portfolio manager and portfolio manager. He has been the portfolio manager of the Kayne Anderson MLP Fund, L.P., an MLP hedge fund, since its inception in 2000. In 2004, Mr. Frey was instrumental in the creation and initial public offering of Kayne Anderson MLP Investment Company and he is responsible for public investments for Kayne Anderson Midstream/Energy Fund. Additionally, Mr. Frey manages several other comingled partnerships and separate accounts on behalf of high net worth, family offices and institutional clients. Mr. Frey currently oversees nearly $7 billion in assets consisting of the equity and debt securities of energy and infrastructure companies including MLPs and marine transportation companies, as well as other energy issuers.

Prior to joining KACALP in 1997, Mr. Frey was an audit manager in KPMG Peat Marwick’s financial services group, specializing in banking and finance clients, and loan securitizations. Mr. Frey is a Certified Public Accountant and earned a B.S. in Accounting from Loyola Marymount University in 1990 and a Master of Taxation from the University of Southern California in 1991.

Justin Campeau is a portfolio manager of the Predecessor Fund and has been since inception. Justin also serves as a senior analyst within the energy infrastructure marketable securities group, with a focus on renewable and other energy infrastructure companies. Mr. Campeau has been instrumental in KACALP’s investing activities in listed renewable infrastructure since 2013. During his time at KACALP, he has supported investment efforts in energy infrastructure, power and utilities, downstream & refining, coal and mining, and marine transportation. Prior to focusing on marketable securities in 2010, Mr. Campeau was an associate in KACALP’s Houston office, where he supported the private equity investing activities of KACALP’s closed-end funds and KA First Reserve funds. Mr. Campeau earned a Bachelor of Commerce from McGill University in 2006.

Jody Meraz is a partner and senior managing director for KACALP. He is responsible for providing support for KACALP’s energy and infrastructure marketable securities portfolios. Mr. Meraz is a portfolio manager of Kayne Renewable Infrastructure Fund, L.P., Kayne Anderson MLP/Midstream Investment Company and Kayne Anderson Midstream/Energy Fund.

Mr. Meraz joined KACALP in 2005 and has held various positions at KACALP, including research analyst, and has been a key member of the team that has executed more than 70 private investments in public equities

(PIPEs). Prior to joining KACALP, he was a member of the energy investment banking group at Credit Suisse First Boston, where he focused on securities underwriting transactions and mergers and acquisitions. From 2001 to 2003, Mr. Meraz was in the Merchant Energy group at El Paso Corporation.

Mr. Meraz earned a B.A. in Economics from the University of Texas at Austin in 2001 and an M.B.A. from The University of Chicago in 2010.”

Choosing a Share Class - Class A Shares - Class A Sales Charge Reductions and Waivers

34.
Staff Comment: Please clarify that the shares an investor in Class A shares may purchase using reinvested dividends might not be the full value of the distribution as a result of capital gains withholdings, if any, on the distributed dividends.

Response: The Trust responds by revising the disclosure as follows:

Reinvested Distributions: You pay no sales charges on Class A shares you buy with reinvested distributions from Class A distributions from the Fund. Shares purchased using reinvested dividends might not be the full value of the distribution as a result of capital gains withholdings, if any, on the distributed dividends.

35.
Staff Comment: The first and fourth sentences under the sub-caption “Letter of Intent (“LOI”)” appear to be in conflict. Please clarify whether the higher or lower (discounted) sale charge applies to shares purchased within the 90-day window.

Response: The Trust responds by removing the fourth sentence from the paragraph.

36.
Staff Comment: The last bullet under “Initial Sales Charge Waivers” defines the group of waiver eligible investors but without specific information enough for an investor to determine whether applies. Please clarify “certain accounts” and clarify the investment programs managed by the Adviser.

Response: The Trust responds by removing the bullet.

STATEMENT OF ADDITIONAL INFORMATION

37.
Staff Comment: The Staff notes that Investment Restriction 4 indicates the Fund will concentrate in both the renewable infrastructure industry and the energy industry. Since these two industries will account for at least 50% of the Fund’s portfolio, please clarify the Fund intends to qualify as a regulated investment company. Alternatively, please revise Investment Restriction 4.

Response: The Trust responds by revising Investment Restriction 4 as follows:

“4.
The Fund may not concentrate its investments in a particular industry, as concentration is defined under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time, except that the Fund will concentrate (that is, invest 25% or more of its total assets) in the renewable energy industry. Additionally, the Fund may invest without limitation in: (i) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; (ii) tax-exempt obligations of state or municipal governments and their political subdivisions; (iii) securities of other investment companies; and (iv) repurchase agreements.”